UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

CONTENT

The following report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Forms S-8 (File No. 333-290280 and 333-279372) and Form F-3 (File No. 333-294173) of Adlai Nortye Ltd. (the “Company” or “Adlai Nortye”) and to be a part thereof from the date on which this Form 6-K filed, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K contains the Company’s unaudited first half 2026 financial results and highlights recent operational progress.

Adlai Nortye Ltd. Reports Unaudited First Half 2026 Financial Results and Highlights Recent Operational Progress

Enrollment ongoing in both QD and QW arms of global Phase I trial of pan-RAS(ON) inhibitor AN9025

First regulatory approval obtained for Phase I trial of pan-RAS(ON) ADC AN4035

Two leading medical oncologists appointed to Scientific Advisory Board

2026-08-14

Adlai Nortye Ltd. (NASDAQ: ANL) (the “Company” or “Adlai Nortye”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced its business highlights and its first half financial results for the period ended June 30, 2026.

“We continue to execute well across our pipeline, with initial clinical data on track for both of our pan-RAS(ON) inhibitor-based assets in 2027,” said Yang Lu, CEO and Chairman of Adlai Nortye. “In alignment with our goal of rapidly bringing a solution to cancer patients in the U.S. and globally, we are advancing our globalization strategy by expanding our clinical development, strategic, and operational capabilities in the United States and Singapore. This expansion will help to accelerate our clinical pipeline progress and strengthen our clinical operations to support our RAS program development. We believe these efforts will support the efficient global development of our pipeline and position the Company for long-term growth.”

Research & Development (R&D) Highlights

AN9025

AN9025, an oral small molecule pan-RAS(ON) inhibitor with best-in-class potential, continues to be evaluated in a global Phase I clinical trial of patients with advanced or metastatic solid tumors harboring RAS mutations.

●	In February 2026, the first patient was dosed in the once-daily (QD) arm in the U.S.

●	In July 2026, the first patient was dosed in the intermittent once-weekly (QW) arm in the U.S.

●	Both the QD and QW dosing arms are enrolling concurrently in the U.S. and China.

●	Additional clinical trial sites in the U.S. will be activated in second half of 2026, in preparation for expansion cohorts.

●	The Company remains on track to share initial Phase Ia dose escalation data in the first half of 2027 from the QD arm, with a potential early look at the QW arm.

AN4035

AN4035 is a first-in-class RAS-inhibitor antibody drug conjugate (ADC) targeting CEACAM5, with a highly potent pan-RAS(ON) inhibitor payload.

●	In July 2026, the Company received Human Research Ethics Committee (HREC) approval in Australia for the Phase I clinical trial of AN4035 as monotherapy and in combination with cetuximab, in patients with CEACAM5-enriched, RAS-addicted solid tumors.

●	Investigational New Drug (IND) submissions to the U.S. FDA and China NMPA are expected to follow.

●	The Company is on track to dose the first patient with AN4035 in the second half of 2026, and initial clinical data is expected to be available in the second half of 2027.

AN8025

AN8025 is a next-generation tri-specific antibody fusion protein derived from an approved αPD-L1 antibody and fused with functionally optimized CD86 variant and LAG3 variant.

●	The global Phase I clinical study of AN8025 is currently ongoing in Australia and China.

●	The Company remains on track to complete dose escalation by the end of 2026.

AN0025

AN0025 is a small molecule EP4 antagonist designed to modulate the tumor microenvironment.

●	The randomized Phase II ARTEMIS (Augmenting RadioTherapy in REctal Cancer to Minimise Invasive Surgery) study of preoperative AN0025 and chemoradiotherapy combination in rectal cancer has completed enrollment and patient follow-up is ongoing.

●	The futility analysis of this Phase II study was successfully passed in March 2026, and the topline results are expected in the first half of 2027.

AN4005

AN4005 is an orally available, small-molecule PD-L1 inhibitor that demonstrates antitumor activity by the blockade of PD-1/PD-L1 interaction.

●	Despite encouraging preliminary results of favorable safety and tolerability in patients with advanced tumors, and preliminary efficacy in a tumor type known to respond to anti-PD-(L)1 therapy, moving forward as part of our strategic pipeline prioritization, we will de-prioritize the development of AN4005 as a monotherapy and remain open for collaboration to explore its potential as a combination partner.

●	A clinical update from the ongoing expansion cohorts is expected to be presented at the 2026 Society for Immunotherapy of Cancer (SITC) meeting.

Corporate Highlights

●	In February 2026, the Company completed an oversubscribed private placement equity financing, raising $140 million, before deducting placement agent fees and other private placement expenses.

●	In April 2026, the Company completed an oversubscribed private placement equity financing, raising $150 million, before deducting placement agent fees and other expenses.

●	The Company recently expanded its Scientific Advisory Board with the appointment of two leading medical oncologists, Dr. David Hong of MD Anderson Cancer Center, and Dr. Piro Lito of Memorial Sloan Kettering Cancer Center.

Key Upcoming Milestones

●	AN9025: Initial Phase Ia clinical data from the QD arm, and possible early look at QW arm, are expected in 1H27

●	AN4035: Dosing of first patient in global Phase I trial is expected in 2H26, with initial clinical data in 2H27

●	AN8025: Phase I dose escalation completion expected by YE 2026

First Half Unaudited Financial Results

The consolidated financial statements of the Company are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are presented in US dollars, the Company’s functional and presentation currency.

As of June 30, 2026, cash and cash equivalents, together with short-term investments at amortized cost, amounted to US$231.9 million, compared with US$8.1 million as of December 31, 2025.

Net cash used in operating activities was US$15.4 million for the six months ended June 30, 2026, compared with US$15.1 million for the six months ended June 30, 2025.

Revenue increased to US$13.1 million for the six months ended June 30, 2026, from nil for the six months ended June 30, 2025, and was entirely attributable to revenue recognized under the Company’s exclusive license agreement with Jiangsu Aosaikang Pharmaceutical Co., Ltd. relating to AN9025, primarily in connection with upfront payments and development milestone achievements.

Research and development expenses decreased by 4% from US$15.2 million for the six months ended June 30, 2025 to US$14.6 million for the six months ended June 30, 2026, primarily due to lower preclinical development costs, as most of the Company’s major research and development programs remained in early-stage development and had not yet advanced into later-stage clinical trials.

General and administrative expenses increased by 43.1% from US$4.1 million for the six months ended June 30, 2025 to US$5.8 million for the six months ended June 30, 2026. The increase was primarily attributable to higher share-based compensation expense associated with the vesting of certain stock options.

Other gains and expenses, net, decreased by 37.1% from US$1.5 million for the six months ended June 30, 2025 to US$0.9 million for the six months ended June 30, 2026, primarily due to a reduction in government grants recognized during the period.

For the reasons described above, the Company’s net loss decreased by 70.9% to US$5.3 million for the six months ended June 30, 2026, from US$18.3 million for the six months ended June 30, 2025.

About Adlai Nortye

Adlai Nortye is a global clinical-stage biopharmaceutical company dedicated to developing innovative cancer therapies. The global infrastructure supports the efficient execution of our robust pipeline of drug candidates covering two key therapeutic areas:

1) Precision RAS pathway targeted therapies: including the oral pan-RAS(ON) inhibitor AN9025, and the CEACAM5-targeting ADC AN4035 engineered from the Company’s proprietary RASiCA™ (RAS Inhibitor Conjugated Antibody) platform, which efficiently delivers a potent pan-RAS(ON) inhibitor to the tumor site.

2) Next-generation PD-1/L1 pathway modulating immunotherapies: including AN8025, a multi-functional fusion protein that simultaneously modulates T cells and antigen-presenting cells.

Forward-Looking Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Company contact:
Investor Relations
Email: ir@adlainortye.com

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Six Months Ended
	June 30, 2025	June 30, 2026
	$’000	$’000
REVENUE	—	13,056
Other operating income, net	140	1,624
Administrative expenses	(4,066)	(5,817)
Research and development expenses	(15,248)	(14,632)
Total operating loss	(19,174)	(5,769)
Other gains and expenses, net	1,461	919
Investment income	98	2
Share of loss of investments accounted for using the equity method	(4)	(43)
Finance costs	(716)	(445)
LOSS BEFORE TAX	(18,335)	(5,336)
Income tax expense	—	—
LOSS FOR THE PERIOD	(18,335)	(5,336)
Attributable to:
Ordinary Equity Holders of the Parent	(18,335)	(5,336)
OTHER COMPREHENSIVE LOSS
Exchange differences on translation of the financial statements of subsidiaries	82	1
Other comprehensive loss for the period, net of tax	82	1
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(18,253)	(5,335)
Attributable to:
Ordinary Equity Holders of the Parent	(18,253)	(5,335)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic and diluted
Loss for the period ($ per share)	(0.19)	(0.04)
Weighted average common shares outstanding	95,862,790	143,294,754

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Six Months Ended June 30,
	2025	2026
	$’000	$’000
Net cash flows used in operating activities	(15,121)	(15,354)
Net cash flows used in investing activities	(18,181)	(83,744)
Net cash flows from financing activities	16,584	223,141
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(16,718)	124,043
Cash and cash equivalents at beginning of the period	60,902	8,056
Effect of foreign exchange rate changes, net	34	491
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	44,218	132,590

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	8,056	132,590
Restricted cash	15,730	80
Financial assets at FVTPL	—	931
Short-term investments at amortized cost	—	99,296
Trade receivables	—	264
Prepayments, other receivables and other assets	3,091	7,702
Other receivables -related party	15	16
Total current assets	26,892	240,879
Non-current assets
Property, plant and equipment	1,219	1,105
Right-of-use assets	1,801	1,749
Other intangible assets	19	8
Other receivables and other assets	253	280
Long-term equity investments	4,249	4,341
Total non-current assets	7,541	7,483
Total assets	34,433	248,362
LIABILITIES
Current liabilities
Trade payables	12,638	4,610
Other payables and accruals	3,741	2,223
Interest-bearing bank borrowings	24,582	17,619
Lease liabilities	667	772
Total current liabilities	41,628	25,224
Non-current liabilities
Long-term borrowings	—	7,341
Lease liabilities	1,127	969
Total non-current liabilities	1,127	8,310
Total liabilities	42,755	33,534
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (par value of $0.0001 per share; 103,010,803 shares outstanding as of December 31, 2025; and 176,203,813 shares outstanding as of June 30, 2026)	10	17
Class B Ordinary shares (par value of $0.0001 per share; 16,990,000 shares outstanding as of December 31, 2025 and June 30, 2026)	2	2
Share premium	439,266	670,208
Share based payments reserve	21,592	19,128
Exchange fluctuation reserve	(4,346)	(4,345)
Accumulated deficit	(464,846)	(470,182)
Total shareholders’ equity	(8,322)	214,828
Total liabilities and shareholders’ equity	34,433	248,362

ADLAI NORTYE LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Attributable to owners of the parent
	Ordinary Shares	Additional paid-in capital	Share option reserve	Exchange fluctuation reserve	Accumulated losses	Total deficits
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2025	11	439,016	20,311	(4,535)	(429,318)	25,485
Loss for the period	—	—	—	—	(18,335)	(18,335)
Vesting of restricted shares	—	157	(157)	—	—	—
Other comprehensive income for the period:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	82	—	82
Share-based compensation	—	—	689	—	—	689
At June 30, 2025	11	439,173	20,843	(4,453)	(447,653)	7,921
At January 1, 2026	12	439,266	21,592	(4,346)	(464,846)	(8,322)
Loss for the period	—	—	—	—	(5,336)	(5,336)
Issuance of ordinary shares	7	224,430	—	—	—	224,437
Exercise of share options	—	5,090	(2,786)	—	—	2,304
Vesting of restricted shares	—	1,422	(1,422)	—	—	—
Other comprehensive income for the period:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	1	—	1
Share-based compensation	—	—	1,744	—	—	1,744
At June 30, 2026	19	670,208	19,128	(4,345)	(470,182)	214,828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: August 14, 2026